SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated June 1, 2015.

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, June 1, 2015

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.:	Information in Compliance with Title II, Chapter III, Section 8 a) of the Rules of the Comisión Nacional de Valores (CNV) (NT 2013).

I am writing you as Attorney in fact of Telecom Argentina S.A (‘Telecom Argentina’ or the ‘Company’), in order to inform that on May 29, 2015, Mr. Ricardo D. Luttini, who served as Internal Audit Director of the Company until that date, has left his position due to personal and family matters.

The Internal Audit Direction has been assumed temporarily by Mr. Diego Nelson Chahwan, Public Accountant that has been serving as Operative Audit Manager of the Company since 2006.

Sincerely,

María Delia Carrera Sala

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 1, 2015	By:	/s/ Oscar Carlos Cristianci
	Name:	Oscar Carlos Cristianci
	Title:	Chairman of the Board of Directors